FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 14, 2008

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Szabolcs Czenthe	Magyar Telekom IR	+36-1-458-0437
Linda László	Magyar Telekom IR	+36-1-457-6084
Márton Peresztegi	Magyar Telekom IR	+36 1 458 7382
investor.relations@telekom.hu

2007 full year results: strong cash generation, public guidance met

Budapest — February 14, 2008 — Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for 2007, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues grew by 0.8% to HUF 676.7 bn (EUR 2,692.5 m) in 2007 over 2006. Growth in mobile (excluding TETRA), internet and SI/IT revenues compensated for the lower fixed line voice and TETRA revenues. The consolidated SI/IT companies (KFKI Group, T-Systems Hungary and Dataplex) contributed HUF 27.0 bn to Group revenues in 2007.

•                  EBITDA was down by 5.7% to HUF 243.9 bn, with an EBITDA margin of 36.0%. Group EBITDA excluding investigation-related costs (HUF 5.7 bn) as well as severance payments and accruals (HUF 27.5 bn including headcount reduction-related and a portion attributable to contractual termination expense of key managers) was HUF 277.1 bn with an EBITDA margin of 40.9%. In 2006 investigation-related costs amounted to HUF 4.1 bn and severance payments and accruals reached 6.5 bn.

•                  Profit attributable to equity holders of the company (net income) decreased by 20.3%, from HUF 75.5 bn to HUF 60.2 bn (EUR 239.4 m) driven by the expenses of the headcount reduction program, the higher financial expenses and the introduction of the solidarity tax as of September 2006.

•                  Net cash generated from operating activities grew strongly from HUF 190.3 bn to HUF 231.3 bn. The main drivers behind the improvement were the significantly lower working capital requirements (driven mainly by lower trade receivables related to the TETRA service, lower tax receivables and higher headcount-reduction related provisions) and reduced tax payment thanks to the utilization of tax benefits. Net cash used in investing activities increased from HUF 120.3 bn to HUF 134.8 bn, mainly as a result of higher gross additions to tangible and intangible assets (capex) due to the extension fee of the GSM license paid in 2007. The higher spending on purchase of subsidiaries and business units in 2006 was offset by payments for other financial assets in 2007, which reflects an increase in short-term bank deposits at the Macedonian and Montenegrin subsidiaries. Net cash used in financing activities rose significantly, reflecting the dividends paid to shareholders in January and May 2007 for 2005 and 2006 financials, respectively.

•                  Gross additions to tangible and intangible assets were HUF 103.9 bn.  Of this, HUF 39.4 bn related to the T-Com segment, HUF 55.9 bn to T-Mobile (within this, HUF 14.0 bn was spent on mobile broadband investment in Hungary and HUF 10.0 bn on the extension of the GSM license), HUF 3.3 bn to T-Systems and HUF 5.3 bn to Headquarters and Shared Services.

•                  Net debt was up from HUF 229.2bn to HUF 261.4 bn by the end of 2007, reflecting the increase in loans for financing dividend payments. The net debt ratio (net debt to net debt plus total equity) accordingly was up from 27.9% at the end of 2006 to 31.0% at end-December 2007.

Christopher Mattheisen, Chairman and CEO commented: “Despite the challenging macro and competitive environment, we are pleased to report strong 2007 results. We have not just met but in some cases exceeded our public targets set for last year: revenues were maintained and underlying EBITDA (EBITDA excluding investigation- and headcount-reduction related expenses) even slightly increased. Excluding the GSM licence extension fee, the capex to sales ratio also stayed below 14%, in line with our guidance.

Regarding the quarterly performance, revenues were down due to the high TETRA revenues accounted in 2006, and EBITDA margin was 24%. Profitability in the fourth quarter was heavily impacted by the increased marketing activity and customer acquisition campaigns launched to strengthen our leading position in all market segments. Besides increased acquisition costs, headcount reduction-related expenses further decreased the reported EBITDA level. As announced in November, we aim to decrease the Group-level headcount by 15% by the end of this year, and accounted HUF 19 bn in related costs for this in the fourth quarter of 2007. Excluding investigation- and headcount reduction-related expenses, EBITDA margin was 36% in the last quarter.

The headcount reduction is part of our overall aim to simplify the group structure and increase efficiency. The new organizational structure, focusing on customer segments, has been in force since 1st of January this year. We have also made significant improvements in reducing the number of subsidiaries: we have merged Emitel and the access business of T-Online into the parent company and have also decreased the number of subsidiaries at the T-Systems unit from six to two.

Looking forward to 2008, we are targeting stable revenues and a slight decline in underlying EBITDA compared to 2007. The main factors that are expected to impact underlying EBITDA are the increased competition in the international mobile markets, the difficult Hungarian macroeconomic environment and regulatory impacts. Regarding gross additions to tangible and intangible assets, we target a capex to sales ratio of around 15%, reflecting our commitment towards increasing the fixed and mobile broadband coverage as well as developing new products and services.”

Fourth quarter 2007 results: strong focus on customer acquisition

T-Com

Revenues before elimination fell by 2.0% to HUF 77.0 bn in Q4 2007 while EBITDA margin was 23.8%.

•                  T-Com Hungary reported a revenue decline of 2.7% to HUF 61.5 bn in Q4 2007.  This was driven by decreasing voice revenues, as increasing competition primarily from mobile and cable operators caused a reduction in traffic and average tariff levels. Internet revenues were up by 11.5% to HUF 13.5 bn thanks to the growing number of ADSL and cable broadband customers. The total number of broadband connections was close to 717,000 at end-2007, while the aforementioned competition resulted in a decline in the total number of fixed lines (down 6.0% at end-2007 compared to a year ago). Due to the headcount reduction-related expenses of HUF 11.5 bn, EBITDA declined by 48.1% to HUF 12.0 bn and EBITDA margin was 19.6%.

•                  In Macedonia, revenues increased by 1.6% to HUF 10.9 bn, as higher internet, data and equipment sales revenues offset the lower voice traffic and the unfavourable impact of FX movements (the HUF on average strengthened by 3.1% to the MKD). EBITDA increased by 13.2% to HUF 4.5 bn, driven mainly by lower severance expenses. EBITDA margin was 41.3% in Q4 2007.

•                  Revenues of T-Com Crna Gora increased by 5.7% to HUF 4.9 bn in Q4 2007. The declining retail voice traffic was offset by a strong increase in internet, data and wholesale traffic revenues. Domestic voice traffic decreased due to the increasing mobile substitution and the rebalancing launched in September last year. EBITDA significantly increased due to the severance expenses in Q4 2006 and reached HUF 1.7 bn. EBITDA margin was 35.0% in the fourth quarter.

T-Mobile

Revenues before elimination declined by 6.9% compared to the same period in 2006, to HUF 89.1 bn in Q4 2007; EBITDA margin was 38.8%.

•                  T-Mobile Hungary showed a revenue decline of 0.5% to HUF 73.2 bn in the fourth quarter, as the growth in the customer base and expansion of value added service revenues were offset by a decline in equipment sales revenues and wholesale voice revenues. Although the increase in value added service revenues and usage continues, ARPU showed a 5.4% decrease due to the declining tariff levels and the cut in mobile termination rates in February 2007. Average acquisition cost per new customer increased by 5.1%, reflecting the higher subsidies for postpaid customers and 3G/HSDPA enabled devices. The postpaid ratio improved further and stood at 37.0% at the end of the fourth quarter. EBITDA was HUF 29.3 bn with an EBITDA margin of 40.0%.

•                  T-Mobile Macedonia reported revenue growth of 10.0% to HUF 11.1 bn in a growing market characterised by strong tariff competition. The strong, 25.0% increase in usage was offset by the continuously decreasing tariff level - driven by the increased competition - and the unfavourable FX impact, resulting in a 4.7% decline in ARPU levels. EBITDA was HUF 4.8 bn with an EBITDA margin of 43.3%.

•                  Mobile revenues of T-Mobile Crna Gora increased by 6.7% to HUF 3.2 bn in Q4 2007, driven by higher customer numbers and increased mobile termination rates. Market penetration increased to 168.7% at the end of December, driven by the strong tourism and the entrance of the third mobile competitor. EBITDA decreased by 50.1% to HUF 0.4 bn and EBITDA margin was 13.1% in Q4 2007, influenced mainly by higher voice-related payments and increased acquisition costs. As a result of the entrance of the third mobile operator, mobile termination rates were raised in August 2007 and handset subsidies increased.

•                  Pro-M, the TETRA service company, reported HUF 2.1 bn revenues in Q4 2007 compared to HUF 9.3 bn in the same period of 2006. The revenue decline is due to the fact that in the fourth quarter of 2006 the sale of network elements reached HUF 8.2 bn, while in the same period in 2007 it only amounted to HUF 0.6 bn. Service revenues reached HUF 1.2 bn and EBITDA was HUF 0.1 bn in Q4 2007.

T-Systems

Revenues before elimination increased by 0.2% to HUF 22.2 bn, while the segment’s EBITDA decreased to HUF 0.3 bn and EBITDA margin was 1.2% in Q4 2007. The segment’s headcount-reduction related expenses reached HUF 1.5 bn in the fourth quarter. KFKI Group and T-Systems Hungary contributed HUF 8.9 bn in revenues and HUF -0.6 bn EBITDA to the segment results in Q4 2007. Operating costs of T-Systems Hungary in 2007 also include a HUF

1.5 bn bad debt expense reflecting the likely loss to be incurred as a result of the early termination of a long term IT outsourcing contract by a large T-Systems customer.

Headquarters and Shared services

Revenues before elimination were down by 17.3% to HUF 6.3 bn driven by lower marketing and real estate service revenues. EBITDA decreased by 89.1% to HUF -12.3 bn due to higher headcount reduction-related expenses (HUF 5.6 bn in Q4 2007 against HUF 1.1 bn in Q4 2006) and higher investigation-related expenses (HUF 2.0 bn in Q4 2007 compared to HUF 0.9 bn in Q4 2006).

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiaries that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and have been implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements. As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, we have been fined HUF 13 million as a consequence of these delays. The Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the U.S. Securities and Exchange Commission and the U.S. Department of Justice have been informed of the investigation. The Company is in regular contact with these authorities regarding the investigation and are also responding to inquiries raised by and the investigations being conducted by these authorities under U.S. and Hungarian law. The U.S. Department of Justice has recently expanded the scope of its investigation to include the actions taken by the Company in response to the findings of and issues raised by the Company’s internal investigation and a related subpoena and further document requests have been issued. Magyar Telekom incurred HUF 5.7 bn expenses relating to the investigation in 2007, which are included in other operating expenses in the Headquarters (“HQ”) and shared services segment.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission, value-added, IT and system integration services. Magyar Telekom owns the majority of the shares of MakTel, the leading fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of December 31, 2007 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remaining 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q1-4 2007 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM
Consolidated
Balance Sheets - IFRS	Dec 31, 2006	Dec 31, 2007	% change
(HUF million)	(Unaudited)	(Unaudited)
ASSETS

Current assets

Cash and cash equivalents	60,207	47,666	(20.8)%
Other financial assets	20,325	63,556	212.7%
Trade receivables	84,817	96,097	13.3%
Inventories	10,460	10,652	1.8%
Current recoverable income taxes	6,735	1,857	(72.4)%
Other assets	26,024	12,226	(53.0)%

Total current assets	208,568	232,054	11.3%

Non-current assets

Intangible assets	331,740	337,227	1.7%
Property, plant and equipment	550,900	534,731	(2.9)%
Investments in associates	5,771	4,936	(14.5)%
Other financial assets	25,041	25,344	1.2%
Deferred tax assets	9,575	1,286	(86.6)%

Total non-current assets	923,027	903,524	(2.1)%

Total assets	1,131,595	1,135,578	0.4%

LIABILITIES AND EQUITY

Current liabilities

Loans from related parties	74,000	20,000	(73.0)%
Other financial liabilities	29,605	43,192	45.9%
Accrued interest	4,054	6,684	64.9%
Trade payables	74,506	87,989	18.1%
Other liabilities	122,263	41,977	(65.7)%
Provisions	8,414	20,811	147.3%
Income tax liabilities	1,736	2,365	36.2%

Total current liabilities	314,578	223,018	(29.1)%

Non-current liabilities

Loans from related parties	185,432	254,432	37.2%
Other financial liabilities	20,697	55,038	165.9%
Other liabilities	8,730	5,797	(33.6)%
Provisions	3,344	12,886	285.3%
Deferred tax liabilities	5,647	2,714	(51.9)%

Total non-current liabilities	223,850	330,867	47.8%

Total liabilities	538,428	553,885	2.9%

EQUITY

Issued capital	104,277	104,275	(0.0)%
Additional paid in capital	27,380	27,379	(0.0)%
Treasury shares	(1,504)	(1,179)	(21.6)%
Retained earnings	397,360	385,042	(3.1)%
Cumulative translation adjustment	(1,474)	(519)	(64.8)%
Shareholders’ equity	526,039	514,998	(2.1)%
Minority interests	67,128	66,695	(0.6)%
Total equity	593,167	581,693	(1.9)%

Total liabilities and equity	1,131,595	1,135,578	0.4%

MAGYAR TELEKOM
Consolidated	Year ended December 31,
Income Statements - IFRS	2006	2007	% change
(HUF million)	(Unaudited)	(Unaudited)
Revenues

Subscriptions	93,387	90,789	(2.8)%
Domestic outgoing traffic	69,724	51,423	(26.2)%
International outgoing traffic	10,267	10,107	(1.6)%
Value added and other services	8,902	7,453	(16.3)%
Voice - retail revenues	182,280	159,772	(12.3)%

Domestic incoming traffic	9,125	10,459	14.6%
International incoming traffic	19,566	19,860	1.5%
Voice - wholesale revenues	28,691	30,319	5.7%

Internet	49,733	57,796	16.2%
Data	27,121	27,440	1.2%
Multimedia	17,506	18,102	3.4%
Equipment sales	4,249	5,395	27.0%
Other revenues	9,607	10,509	9.4%

Fixed line revenues	319,187	309,333	(3.1)%

Voice - retail	189,418	195,718	3.3%
Voice - wholesale	45,859	46,244	0.8%
Visitor	5,008	6,632	32.4%
Non-voice	40,258	45,068	11.9%
Equipment sales and activation	25,280	23,121	(8.5)%
Other revenues	21,507	8,984	(58.2)%

Mobile revenues	327,330	325,767	(0.5)%

System Integration/Information Technology revenues	24,679	41,561	68.4%

Total revenues	671,196	676,661	0.8%

Voice-, data- and Internet-related payments	(91,102)	(86,244)	(5.3)%
Cost of equipment	(59,714)	(41,957)	(29.7)%
Payments to agents and other subcontractors	(34,789)	(52,984)	52.3%
Total revenue-related payments	(185,605)	(181,185)	(2.4)%
Employee-related expenses	(95,253)	(120,176)	26.2%
Depreciation and amortization	(122,249)	(115,595)	(5.4)%
Other operating expenses - net	(131,698)	(131,393)	(0.2)%

Total operating expenses	(534,805)	(548,349)	2.5%

Operating profit	136,391	128,312	(5.9)%

Net financial expenses	(25,410)	(29,969)	17.9%

Net financial expenses

Share of associates’ profits	703	934	32.9%

Profit before income tax	111,684	99,277	(11.1)%

Income tax	(24,220)	(26,221)	8.3%

Profit for the period	87,464	73,056	(16.5)%

Attributable to:
Equity holders of the Company (Net income)	75,453	60,155	(20.3)%
Minority interests	12,011	12,901	7.4%
	87,464	73,056	(16.5)%

MAGYAR TELEKOM
Consolidated	Year ended Dec 31,
Cashflow Statements - IFRS	2006	2007	% change
(HUF million)	(Unaudited)	(Unaudited)
Cashflows from operating activities

Profit for the year	87,464	73,056	(16.5)%
Depreciation and amortization	122,249	115,595	(5.4)%
Income tax expense	24,220	26,221	8.3%
Net financial expenses	25,410	29,969	17.9%
Share of associates’ profits	(703)	(934)	32.9%
Change in working capital	(15,422)	32,489	n.m.
Tax paid	(19,388)	(12,343)	(36.3)%
Dividend received	157	72	(54.1)%
Interest paid	(29,876)	(32,528)	8.9%
Interest received	2,002	5,742	186.8%
Other cashflows from operations	(5,859)	(6,034)	3.0%

Net cash generated from operating activities	190,254	231,305	21.6%

Cashflows from investing activities

Additions to tangible and intangible assets	(93,982)	(103,862)	10.5%
Change in payables relating to capital expenditures	(2,808)	765	n.m.
Purchase of subsidiaries and business units	(35,327)	(1,835)	(94.8)%
Cash acquired through business combinations	379	485	28.0%
Proceeds from / (Payments for) other financial assets - net	4,524	(39,491)	n.m.
Proceeds from disposal of non current assets	6,913	9,105	31.7%

Net cash used in investing activities	(120,301)	(134,833)	12.1%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(77)	(162,558)	n.m.
Net proceeds of loans and other borrowings	(35,568)	52,946	n.m.
Other	491	378	(23.0)%

Net cash used in financing activities	(35,154)	(109,234)	210.7%

Exchange gains / (losses) on cash	1,098	221	(79.9)%

Change in cash and cash equivalents	35,897	(12,541)	n.m.

Cash and cash equivalents, beginning of period	24,310	60,207	147.7%

Cash and cash equivalents, end of period	60,207	47,666	(20.8)%

Change in cash and cash equivalents	35,897	(12,541)	n.m.

Summary of key operating statistics

GROUP	Dec 31, 2006	Dec 31, 2007	% change
EBITDA margin	38.5%	36.0%	n.a.
Operating margin	20.3%	19.0%	n.a.
Net income margin	11.2%	8.9%	n.a.
CAPEX to Sales	14.0%	15.3%	n.a.
ROA	6.8%	5.3%	n.a.
Net debt	229,202	261,440	14.1%
Net debt / net debt + total capital	27.9%	31.0%	n.a.
Number of employees (closing full equivalent)	12,341	11,723	(5.0)%

T-COM SEGMENT	Dec 31, 2006	Dec 31, 2007	% change

Hungarian fixed line operations

Fixed line penetration (1)	30.6%	28.8%	n.a.
Number of closing lines (1)
Residential	1,901,398	1,778,444	(6.5)%
Business	171,866	162,795	(5.3)%
Payphone	20,515	19,458	(5.2)%
ISDN channels	315,942	303,998	(3.8)%
Total lines	2,409,721	2,264,695	(6.0)%

Traffic in minutes (thousands) (1)
Local	2,870,747	2,686,330	(6.4)%
Long distance	981,412	916,676	(6.6)%
Fixed to mobile	464,034	361,170	(22.2)%
Domestic outgoing traffic	4,316,193	3,964,176	(8.2)%
International outgoing traffic	66,718	56,492	(15.3)%
Internet	994,595	417,055	(58.1)%
Total outgoing traffic	5,377,506	4,437,723	(17.5)%

Data connetction
ADSL connections	512,810	613,051	19.5%
Number of Internet subscribers
Dial-up	31,401	16,357	(47.9)%
Leased line	656	652	(0.6)%
DSL	336,181	398,265	18.5%
W-LAN	1,175	598	(49.1)%
CATV	57,587	89,853	56.0%
Total Internet subscribers	427,000	505,725	18.4%
Market share in the dial-up market (estimated)	39%	33%	n.a.
Cable television customers	414,286	418,517	1.0%
Total broadband Internet access	572,228	716,714	25.2%

Macedonian fixed line operations

Macedonian fixed line penetration	23.9%	22.4%	n.a.
Number of closing lines
Residential	430,082	404,925	(5.8)%
Business	42,780	40,954	(4.3)%
Payphone	2,087	2,015	(3.4)%
ISDN channels	42,200	44,482	5.4%
Total Macedonian lines	517,149	492,376	(4.8)%

Macedonian traffic in minutes (thousands)
Local	1,196,762	1,109,331	(7.3)%
Long distance	176,964	162,515	(8.2)%
Fixed to mobile	123,032	105,813	(14.0)%
Domestic outgoing traffic	1,496,758	1,377,659	(8.0)%
International outgoing traffic	27,455	24,726	(9.9)%
Internet	179,338	107,840	(39.9)%
Total outgoing Macedonian traffic	1,703,551	1,510,225	(11.3)%

Data products (Macedonia)
ADSL connections	16,462	48,214	192.9%
Number of Internet subscribers
Dial-up	109,096	153,535	40.7%
Leased line	141	149	5.7%
DSL	16,462	48,214	192.9%
Total Internet subscribers	125,699	201,898	60.6%
Market share in the dial-up market (estimated)	94%	93%	n.a.

Montenegrin fixed line operations

Montenegrin fixed line penetration	31.4%	30.6%	n.a.
Number of closing lines
PSTN lines	173,248	168,062	(3.0)%
ISDN channels	21,288	21,906	2.9%
Total Montenegrin lines	194,536	189,968	(2.3)%

Montenegrin traffic in minutes (thousands)
Local	313,854	285,553	(9.0)%
Long distance	126,676	64,064	(49.4)%
Fixed to mobile	39,090	29,724	(24.0)%
Domestic outgoing traffic	479,620	379,341	(20.9)%
International outgoing traffic	13,138	66,759	408.1%
Internet	361,201	311,676	(13.7)%
Total outgoing Montenegrin traffic	853,959	757,776	(11.3)%

Data products (Montenegro)
ADSL connections	6,639	14,428	117.3%
Number of Internet subscribers
Dial-up	25,669	28,401	10.6%
Leased line	121	146	20.7%
DSL	6,639	14,428	117.3%
Total Internet subscribers	32,429	42,975	32.5%
Market share in the dial-up market (estimated)	98%	98%	n.a.

T-MOBILE SEGMENT	Dec 31, 2006	Dec 31, 2007	% change

Hungarian mobile operations

Mobile penetration	99.0%	109.7%	n.a.
Market share of T-Mobile Hungary	44.5%	44.0%	n.a.
Number of customers (RPC)	4,431,136	4,853,492	9.5%
Postpaid share in the RPC base	34.9%	37.0%	n.a.
MOU	142	149	4.9%
ARPU	4,800	4,542	(5.4)%
Postpaid	9,849	8,635	(12.3)%
Prepaid	2,300	2,205	(4.1)%
Overall churn rate	17.9%	17.1%	n.a.
Postpaid	9.9%	10.0%	n.a.
Prepaid	21.9%	21.1%	n.a.
Enhanced services within ARPU	667	679	1.8%
Average acquisition cost (SAC) per customer	6,234	6,554	5.1%

Macedonian mobile operations

Macedonian mobile penetration	68.3%	93.3%	n.a.
Market share of T-Mobile Macedonia	66.5%	62.3%	n.a.
Number of customers (RPC)	944,530	1,212,539	28.4%
Postpaid share in the RPC base	18.8%	23.2%	n.a.
MOU	72	90	25.0%
ARPU	3,206	3,054	(4.7)%

Montenegrin mobile operations

Montenegrin mobile penetration (2)	103.8%	168.7%	n.a.
Market share of T-Mobile Crna Gora (2)	42.3%	33.8%	n.a.
Number of customers (RPC) (3)	331,616	408,941	23.3%
Postpaid share in the RPC base	14.6%	18.0%	n.a.
MOU	127	120	(5.5)%
ARPU	3,858	3,252	(15.7)%

T-SYSTEMS SEGMENT	Dec 31, 2006	Dec 31, 2007	% change
Number of closing lines
Business	64,768	60,259	(7.0)%
Managed leased lines (Flex-Com connections) (1)	9,165	7,710	(15.9)%
ISDN channels	169,348	166,748	(1.5)%
Total lines	243,281	234,717	(3.5)%

Traffic in minutes (thousands)
Local	414,105	319,758	(22.8)%
Long distance	176,228	141,646	(19.6)%
Fixed to mobile	130,709	92,848	(29.0)%
Domestic outgoing traffic	721,042	554,252	(23.1)%
International outgoing traffic	32,005	28,778	(10.1)%
Internet	50,187	27,338	(45.5)%
Total outgoing traffic	803,234	610,368	(24.0)%

(1) MT Plc. + Emitel (from October 1, 2007 Emitel merged with Magyar Telekom Plc.)

(2) Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months

(3) In October 2006, prepaid voucher lifecycle was extended from 3 to 11 months in Montenegro, resulting in increase in the number of prepaid RPC.

Analysis of the Financial Statements

for the year ended December 31, 2007

Exchange rate information

The Euro strengthened by 0.4% against the Hungarian Forint year on year (from 252.30 HUF/EUR on December 31, 2006 to 253.35 HUF/EUR on December 31, 2007). The average HUF/EUR rate decreased from 264.27 in 2006 to 251.31 in 2007.

The U.S. Dollar depreciated by 9.9% against the Hungarian Forint year on year (from 191.62 HUF/USD on December 31, 2006 to 172.61 HUF/USD on December 31, 2007).

The Hungarian Forint strengthened year over year by 4.9% against the Macedonian Denar on average, affecting all revenue and expense lines of our Macedonian operations to a large extent.

Analysis of group income statements

From October 1, 2007, Magyar Telekom Plc. is the legal successor of Emitel Co. Ltd. and the access business line separated from T-Online Hungary Co. Ltd. The access business area operates under the T-Online brand within the Magyar Telekom Group. The legal successor of the remaining content area of T-Online Hungary Co. Ltd. operates as “[origo]” Co. Ltd.

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiaries that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and have been implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, we have been fined HUF 13 million as a consequence of these delays.

The Hungarian Financial Supervisory Authority, the Hungarian National Bureau of Investigation, the U.S. Securities and Exchange Commission and the U.S. Department of Justice have been informed of the investigation. The Company is in regular contact with these authorities regarding the investigation and are also responding to inquiries raised by and the investigations being conducted by these authorities under U.S. and Hungarian law. The U.S. Department of Justice has recently expanded the scope of its investigation to include the actions taken by the Company in response to the findings of and issues raised by the Company’s internal investigation and a related subpoena and further document requests have been issued.

Magyar Telekom incurred HUF 5.7 bn expenses relating to the investigation in 2007, which are included in other operating expenses in the Headquarters (“HQ”) and shared services segment.

Revenues

Fixed line voice-retail revenues decreased by 12.3% in 2007 compared to the previous year, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to wider use of flat-rate packages, lower usage and decreased customer base resulting mainly from competition and mobile substitution.

Subscription fee revenues showed a slight decrease resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. Lower subscription revenues at Maktel were mainly driven by decreased average PSTN customer base.

Domestic outgoing fixed line traffic revenues in 2007 amounted to HUF 51.4 bn compared to HUF 69.7 bn in the previous year. Domestic outgoing traffic revenues decreased due to lower average per minute fees, lower usage and loss of fixed line customers mainly due to competition from other fixed line service providers and mobile substitution. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different tariff packages. Customized tariff packages represented 84.9% of the lines at Magyar Telekom Plc. at December 31, 2007. The most popular of these packages are the Felező (Halving) and the Favorit packages. Domestic outgoing traffic revenues decreased also at Maktel and at T-Com Crna Gora (“T-Com CG”) primarily due to lower usage reflecting the effect of mobile substitution and in case of T-Com CG the reclassification of calls to Serbia to international traffic.

International outgoing fixed line traffic revenues amounted to HUF 10.1 bn in 2007 compared to HUF 10.3 bn in 2006. The slight decrease in this revenue line is mainly due to lower outgoing international traffic revenues at Magyar Telekom Plc. and also at Maktel resulting from lower volume of minutes and decreased prices. This decrease was partly compensated by higher amount of outgoing minutes at T-Com CG, as after the referendum on independence in May 2006 in Montenegro, calls to Serbia are classified as international traffic.

Value-added and other services revenues showed a 16.3% decline in 2007 as compared to 2006. The decrease was owing to the lower amortization of deferred connection fee revenues. Lower other services revenues at Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. T-Com, Maktel and T-Com CG also contributed to the decrease, which was partly offset by a significant increase in cable voice subscription fees in line with higher customer number at T-Kábel Hungary.

Fixed line voice-wholesale revenues increased by 5.7% in 2007 compared to 2006 driven by higher domestic and international incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the year ended December 31, 2007 increased by 14.6% compared to the same period in 2006. Traffic revenues from LTOs increased at Magyar Telekom Plc. due to the application of the new RIO prices based on NHH’s decision from June 2006 and applied retrospectively for the period September 2005-June 2006. Higher revenues from local loop unbundling also contributed to the increase at Magyar Telekom Plc. At Maktel, incoming domestic traffic revenue increase was driven by new network access contracts with other operators. Increase in T-Com CG’s incoming revenues from mobile operators resulted from higher traffic transited and higher prices effective from May 2007. These increases were somewhat compensated by lower incoming revenues from other operators at T-Com CG reflecting the effect of the previously mentioned referendum last May.

International incoming fixed line traffic revenues increased to HUF 19.9 bn for the year ended December 31, 2007 compared to HUF 19.6 bn for the same period in 2006. International incoming revenues increased mainly at T-Com CG as interconnection with Telekom Serbia is presented as international in 2007. Higher amount of incoming traffic (both fix and mobile) and higher interconnection fees with Telekom Serbia also contributed to the increase in T-Com CG’s revenues. This increase was partly offset by lower international incoming revenues at Maktel resulting from decrease in traffic, lower MKD/SDR exchange rate, lower average settlement rates and termination rate. At Magyar Telekom Plc., lower international incoming revenues were primarily attributable to decreased circuit lease fees and less circuit lease contracts as international telecommunications operators have been establishing their own points of presence.

Internet revenues of the fixed line operations grew to HUF 57.8 bn in 2007 compared to HUF 49.7 bn in 2006. This growth was due to the strong increase in the number of ADSL, Internet and Cablenet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers grew to 613,051 by December 31, 2007 (from 512,810 a year earlier) in Hungary and the number of T-Online Internet connections grew by 18.4% to 505,725 compared to the previous year. The proportion of higher revenue generating broadband Internet customers further increased within the customer base, which also contributed to the revenue growth. By the end of December 2007, the total number of our broadband connections reached almost 717,000 in our Hungarian fixed line operations. The number of ADSL and Internet subscribers also increased significantly at our foreign subsidiaries. Higher content and advertisement revenues in Hungary also positively affected Internet revenues.

Data revenues amounted to HUF 27.4 bn in 2007 compared to HUF 27.1 bn in 2006. The continuous migration of narrowband to broadband data products resulted in lower narrowband revenues and higher broadband retail revenues mainly at Magyar Telekom Plc. T-Systems.

Multimedia revenues amounted to HUF 18.1 bn in 2007 as compared to HUF 17.5 bn in 2006. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers in Hungary and price increases effective from January 1, 2007.

Revenues from fixed line equipment sales increased in 2007 compared to 2006. The increase is mainly driven by higher revenues at Maktel owing to more phonesets, ADSL modems and personal computers sold in 2007. Higher EKG-related rental revenues at Magyar Telekom Plc. T-Systems, higher rental revenues at Magyar Telekom Plc. T-Com and sale of network in the second half of 2007 at Combridge also increased equipment sales revenues. These increases were somewhat offset by the decrease at Magyar Telekom Plc. T-Com in line with less phonesets and ADSL modems sold.

Other fixed line revenues increased by 9.4% in 2007 compared to 2006. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase in this revenue line is the result of higher revenues from services provided by Real Estate Management area for Magyar Posta and other companies and higher human resources revenues from educational and holiday services at Magyar Telekom Plc. HQ.

Revenues from mobile telecommunications services amounted to HUF 325.8 bn for the year ended December 31, 2007 compared to HUF 327.3 bn for the same period in 2006 (a 0.5% decrease). The slight decrease in mobile revenues resulted from the significant decline in other revenue primarily due to Pro-M PrCo. Ltd.’s (“Pro-M”) lower TETRA-related revenue in 2007, which was almost offset by higher voice revenue primarily at our foreign mobile operators and higher non-voice revenues at each mobile operator.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It increased by 3.5% and amounted to HUF 248.6 bn in 2007. The increase at T-Mobile Macedonia (“T-Mobile MK”) is due to higher MOU and average customer base, while at T-Mobile Crna Gora (“T-Mobile CG”) resulted from increased customer base, partly offset by lower MOU and lower per minute rates. The significant increase in visitor revenues is driven by much higher visitor traffic at T-Mobile CG.

T-Mobile Hungary’s (“TMH”) average usage per customer per month measured in MOU increased by 4.9% from 142 minutes in 2006 to 149 minutes in 2007. TMH’s monthly average revenue per user (“ARPU”) decreased by 5.4% from HUF 4,800 in 2006 to HUF 4,542 in 2007, mainly as a result of lower average per minute fees and termination rates.

Mobile penetration reached 109.7% in Hungary and TMH accounts for 44.0% market share in the highly competitive mobile market at December 31, 2007. TMH’s customer base increased by 9.5% year over year. The proportion of postpaid customers increased to 37.0% at December 31, 2007 from 34.9% a year earlier.

Higher voice revenues at T-Mobile MK were driven by higher MOU and higher average number of mobile customers, partly offset by lower per minute rates. The number of T-Mobile MK customers considerably increased by 28.4% and reached 1,212,539 at December 31, 2007. T-Mobile MK’s average usage per customer per month measured in MOU increased by 25.0% from 72 minutes in 2006 to 90 minutes in 2007.

T-Mobile CG generated HUF 17.2 bn revenues in 2007 compared to HUF 13.4 bn in 2006 before inter-company eliminations. As of December 31, 2007, T-Mobile CG had 408,941 customers compared to 331,616 a year earlier. The strong increase in the customer base was mainly influenced by the extended repaid voucher lifecycle from 3 to 11 months effective from October 2006. This increase in the customer base was partly compensated by lower MOU and lower per minute fees.

Voice-wholesale traffic revenues reached HUF 46.2 bn in 2007 compared to HUF 45.9 bn in 2006. The small increase was partly due to increased incoming international traffic and higher interconnection prices at T-Mobile MK as well higher interconnection traffic with Cosmofon and VIP. At T-Mobile CG the growth resulted from increased interconnection fees with Promonte from February 2007. These increases were almost offset by lower interconnection revenues at TMH in line with decrease in termination rates effective from February 2007.

Higher non-voice revenues were primarily due to TMH’s increased access revenues (data, WAP, Internet, GPRS) and corporate services revenues. The increase at T-Mobile MK resulted from larger customer base and higher number of SMSs.

Mobile equipment sales revenues showed a decrease in 2007 compared to the previous year due to the decrease in TMH’s revenues reflecting lower average handset prices and lower equipment sales ratio, partially offset by more gross additions to customers. This decrease was somewhat offset by higher equipment sales revenues at T-Mobile MK and at T-Mobile CG mainly as a result of higher number of gross additions.

Lower mobile other revenues were due to significant decrease in TETRA-related revenues at Pro-M in 2007 as the main part of EDR network was completed in 2006. Pro-M’s EDR activities contributed HUF 7.3 bn to total mobile revenues in 2007 compared to HUF 20.2 bn in 2006.

System Integration (“SI”) and IT revenues reached HUF 41.6 bn in 2007 compared to HUF 24.7 bn in 2006 mainly due to the consolidation of Dataplex and KFKI revenues since their acquisitions (in the second and the third quarter of 2006, respectively) and the consolidation of T-Systems Hungary in 2007. The increase was also due to higher outsourcing revenues (e.g. E.ON, Budapest Bank, Erste Bank) at Magyar Telekom Plc. T-Systems.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 86.2 bn in 2007 compared to HUF 91.1 bn in 2006. Lower mobile outpayments at the fixed line LoBs of Magyar Telekom Plc. were due to lower traffic and lower fixed to mobile termination rates effective from February 2, 2007. Lower outpayments at TMH were driven by the decreases in termination fees, partly offset by increased traffic. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile CG due to increased interconnection fees with Promonte from February 2007.  Higher voice-related payments at T-Com CG resulted from increased mobile traffic transited and higher interconnection fees from May 2007.

The cost of telecommunications equipment in 2007 was HUF 42.0 bn compared to HUF 59.7 bn in 2006. The decrease is mainly due to the significantly lower cost of equipment at Pro-M as the main part of EDR network was completed in 2006. At T-Mobile MK cost of equipment increased driven by higher gross addition of customers and higher average cost of phonesets.

Payments to agents and other subcontractors showed an increase of 52.3% in 2007 compared to 2006. The strong increase mainly related to higher SI/IT-related payments due to the inclusion of KFKI Group’s and T-Systems Hungary’s expenses.

Employee-related expenses in 2007 amounted to HUF 120.2 bn compared to HUF 95.3 bn in 2006 (an increase of 26.2%). Employee-related expenses increased mainly due to higher severance expenses in relation to the headcount reduction program accounted in the fourth quarter 2007. The increase was also attributable to the inclusion of new subsidiaries (such as KFKI Group, T-Systems Hungary and M Factory). These increases were somewhat compensated by lower expenses at T-Com CG resulting from the severance provision recognized in December 2006. Despite the acquisitions, the group headcount number decreased from 12,341 on December 31, 2006 to 11,723 on December 31, 2007.

Depreciation and amortization decreased by 5.4% to HUF 115.6 bn in 2007 from HUF 122.2 bn in 2006. Lower amount of depreciation is mainly driven by the lower asset base at Magyar Telekom Plc., T-Mobile MK, T-Com CG and Maktel. Higher depreciation at TMH owing to shorter depreciation period of UMTS-related assets and the inclusion of new subsidiaries partly offset this decrease.

Other operating expenses - net remained stable (decreased by 0.2%) year over year. Other net operating expenses include HUF 36.2 bn materials and maintenance fees, HUF 32.8 bn service fees, HUF 20.2 bn marketing fees, HUF 15.6 bn fees and levies, HUF 12.8 bn consultancy and HUF 13.8 bn other expenses. The small decrease in other net operating expenses was driven by lower marketing expenses mainly at Magyar Telekom Plc. and T-Mobile MK due to less intensive advertising activity in 2007. This decrease was mostly offset by increase in consultancy fees and also due to the consolidation of new subsidiaries such as T-Systems Hungary and KFKI Group. Other operating expenses - net include HUF 5.7 bn expenses Magyar Telekom incurred relating to the ongoing investigation in 2007. Other operating expenses — net in 2007 also includes a HUF 1.5 bn bad debt expense reflecting the likely loss to be incurred as a result of the early termination of a long term IT outsourcing contract by a large T-Systems customer which was entered into with a subsidiary which the Company acquired control of in 2007.  The Company is currently investigating the deficiencies in internal controls which led to the legal situation, triggering the early termination of the contract.

Operating Profit

Operating margin for the year ended December 31, 2007 was 19.0%, while operating margin for the same period in 2006 was 20.3%. The decrease is due to the fact that the increase in expenses was higher (2.5% ) than the growth in revenues (0.8% ) - the drivers of which is explained above.

Net financial expenses

Net financial expenses amounted to HUF 30.0 bn in 2007 compared to HUF 25.4 bn in 2006. Net financial expenses increased mainly due to higher interest paid at Magyar Telekom Plc. resulting from the higher amount of loan received and higher average interest rate. Higher interest and other financial income at Maktel and Pro-M partly compensated the increase in net financial expenses.

Share of associates’ profits

Share of associates’ profits amounted to HUF 934 million for the year ended December 31, 2007 compared to HUF 703 million for the same period in 2006 as T-Systems Hungary (which was a loss making associate in 2006) became a consolidated subsidiary of the Group from January 1, 2007.

Income tax

Income tax expense increased from HUF 24.2 bn in 2006 to HUF 26.2 bn in 2007 mainly due to the full year solidarity tax liability compared to the prior year four-month liability and increase in local business tax as a result of higher revenues.

Minority interests

Minority interests in 2007 increased by 7.4% compared to 2006 and amounted to HUF 12.9 bn. The increase is mainly due to the better performance of T-Mobile MK and T-Com CG.

Analysis of group balance sheets

Total assets as of December 31, 2006 were HUF 1,132 bn. Total assets amounted to HUF 1,136 bn as of December 31, 2007.

Cash and cash equivalents

In 2007, Magyar Telekom changed its disclosure of Cash and cash equivalents. In prior periods, Cash and cash equivalents included bank balances whose original maturity was more than three months at the balance sheet date, however, most of them expired within three months after the balance sheet date. From 2007, Cash and cash equivalents include only those bank balances whose original maturity is less than three months. We have restated the prior period disclosures, which resulted in the decrease of the Cash and cash equivalents balance as of December 31, 2006, with a corresponding increase in Other current financial assets.

Other current financial assets

Other current financial assets increased from HUF 20.3 bn at December 31, 2006 to HUF 63.6 bn at December 31, 2007 mainly due to higher amount of bank deposits with maturities over three months at the Macedonian and Montenegrin subsidiaries.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 39.0% from December 31, 2006 to HUF 63.2 bn at December 31, 2007. Non current loans and other borrowings increased by 50.1% from December 31, 2006 to HUF 309.5 bn at December 31, 2007. The increase in the total loan portfolio resulted from the dividend related to 2005 and 2006 paid in January 2007 and May 2007, respectively and from the financing of KFKI and Dataplex acquisitions.

At December 31, 2007, almost 100% of the loan portfolio was HUF denominated. The gearing ratio defined as net debt divided by net debt plus total equity was 31.0% at December 31, 2007 compared to 27.9% a year earlier.

Other current liabilities

Other current liabilities decreased from HUF 122.3 bn as of December 31, 2006 to HUF 42.0 bn as of December 31, 2007. This significant decrease is due to Magyar Telekom Plc.’s dividend payment in January 2007 for the 2005 financial year.

Analysis of group cashflow

Net cash generated from operating activities increased by 21.6% compared to the previous year and amounted to HUF 231,305 million in 2007 primarily due to the combined effect of strong decrease in working capital requirements, lower EBITDA and lower income tax paid.

Net cash used in investing activities amounted to HUF 134,833 million in 2007, while it was HUF 120,301 million in 2006. This increase in cash outflow is predominantly due to significant change in other financial assets mainly due to higher amount of bank deposits with maturities over three months at the Macedonian subsidiaries, higher additions to tangible and intangible assets and lower amount paid for purchase of new subsidiaries.

Net cash used in financing activities amounted to HUF 109,234 million in 2007 compared to HUF 35,154 million in 2006. While during 2006, Magyar Telekom repaid a net HUF 35,568 million loan, in 2007 it took a net HUF 52,946 million loan. Dividends paid to shareholders increased by HUF 162,481 million due to dividend payment after the 2005 and 2006 results in 2007 at Magyar Telekom Plc.

Analysis of segment results

Please note that starting from the 1Q07 flash report, Magyar Telekom changed its previously applied segment disclosure as a result of the change in the management structure of Group. Prior years’ segment disclosures have been amended to facilitate comparability with the disclosure of 2007.

The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Headquarter and shared services), which include both Hungarian and foreign activities. The total fixed line operations in the foreign countries are included in our T-Com segment.

The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

T-Com segment

T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, T-Systems Hungary, Integris, BCN Group, KFKI Group and EurAccount.

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Voice - retail revenues	159,757	141,914	(11.2)
Voice - wholesale revenues	45,550	45,217	(0.7)
Internet	47,968	57,385	19.6
Other revenues	61,968	63,185	2.0
Total revenues	315,243	307,701	(2.4)
EBITDA before special influences	127,772	127,742	0.0
EBITDA	123,761	111,569	(9.9)
Operating profit	56,300	54,096	(3.9)
Gross additions to tangible and intangible fixed assets	38,048	39,377	3.5

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization

EBITDA before special influences = EBITDA excluding investigation-related costs and headcount reduction-related severance payments and accruals

T-Com Hungary (incl. also our foreign points of presence in Bulgaria, Romania and Ukraine)

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Voice - retail revenues	121,934	109,164	(10.5)
Voice - wholesale revenues	30,269	27,796	(8.2)
Internet	44,506	52,781	18.6
Other revenues	54,759	55,041	0.5
Total revenues	251,468	244,782	(2.7)
EBITDA before special influences	99,699	100,256	0.6
EBITDA	99,021	85,095	(14.1)
Operating profit	43,746	37,474	(14.3)

Maktel

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Total revenues	44,184	41,206	(6.7)
EBITDA before special influences	20,275	19,358	(4.5)
EBITDA	19,655	19,120	(2.7)

T-Com CG

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Total revenues	19,906	22,201	11.5
EBITDA before special influences	7,411	7,975	7.6
EBITDA	4,698	7,209	53.4

Revenues in the T-Com segment decreased by 2.4% year over year driven by lower voice retail revenues, partly compensated by higher Internet revenues.

The domestic outgoing fixed voice business experienced a decline mainly due to price discounts, lower usage and due to loss of lines reflecting the effect of strong competition and mobile substitution. Value added and other services also decreased due to lower amortization of connection fees at Magyar Telekom Plc. T-Com and lower other services revenues at Magyar Telekom Plc. T-Com, Maktel and T-Com CG. Voice wholesale revenues remained stable as lower domestic incoming revenues were almost offset by higher international incoming revenues.

Internet revenues increased by 19.6% in 2007 compared to the previous year driven by strong volume increases in the number of ADSL and Internet subscribers both in Hungary and at our foreign subsidiaries as well as higher Cablenet customer base at T-Kábel Hungary. Higher content revenues at M Factory (former Mobilpress) and increased advertisement revenues at T-Online Hungary also had favorable effects on Internet revenues.

Other revenues include data, multimedia, equipment sales, system integration and information technology revenues and miscellaneous other revenues. Multimedia revenues showed an increase due to higher Cable TV revenues in line with larger customer base and higher prices at T-Kábel Hungary. Higher equipment sales revenues reflect primarily the growth at Maktel driven by more phonesets, ADSL modems and personal computers sold and at Combridge due to sale of network in the second half of 2007. These increases were partly offset by lower data revenues at Magyar Telekom Plc. T-Com.

Operating profit of the T-Com segment decreased by 3.9%. While total revenues decreased by 2.4%, operating expenses declined only by 2.1% mainly owing to lower depreciation and amortization and revenue-related payments. These decreases were partly offset by increased employee-related expenses.

T-Mobile segment

T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Voice - retail	189,529	197,028	4.0
Voice - wholesale	62,656	60,508	(3.4)
Visitor	8,303	9,652	16.2
Non-voice	40,991	44,932	9.6
Equipment sales and activation	25,221	23,155	(8.2)
Other revenues	22,866	11,595	(49.3)
Total revenues	349,566	346,870	(0.8)
EBITDA before special influences	140,401	151,200	7.7
EBITDA	139,947	149,304	6.7
Operating profit	92,772	101,855	9.8
Gross additions to tangible and intangible fixed assets	43,871	55,903	27.4

T-Mobile Hungary

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Voice - retail	157,861	163,025	3.3
Voice - wholesale	53,451	48,930	(8.5)
Visitor	5,351	6,031	12.7
Non-voice	35,111	37,782	7.6
Equipment sales and activation	23,028	20,472	(11.1)
Other revenues	2,704	5,260	94.5
Total revenues	277,506	281,500	1.4
EBITDA before special influences	112,635	120,406	6.9
EBITDA	112,210	118,932	6.0
Operating profit	75,956	80,683	6.2

Pro-M (Tetra)

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Total revenues	20,212	7,316	(63.8)
EBITDA before special influences	(178)	1,592	n.m.
EBITDA	(178)	1,578	n.m.

T-Mobile Macedonia

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Total revenues	39,023	42,517	9.0
EBITDA before special influences	21,902	22,393	2.2
EBITDA	21,902	22,311	1.9

T-Mobile Crna Gora

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Total revenues	13,404	17,199	28.3
EBITDA before special influences	6,038	6,809	12.8
EBITDA	6,009	6,483	7.9

Revenues in the T-Mobile segment decreased by 0.8% in 2007 compared to 2006 resulting from lower TETRA-related revenues at Pro-M, almost offset by higher voice traffic revenue at T-Mobile CG and at T-Mobile MK and higher non-voice revenues mainly at TMH.

The growth in TMH’s voice-retail revenues resulted mainly from increased average customer base and also from higher MOU, partly offset by decrease in tariffs. Average monthly usage per TMH subscriber increased by 4.9% from 142 minutes in 2006 to 149 minutes in 2007. TMH customer base increased by 9.5% to 4,853,492 subscribers, including 3,059,872 prepaid customers by December 31, 2007. T-Mobile Hungary’s ARPU decreased by 5.4% from HUF 4,800 in 2006 to HUF 4,542 in 2007. Revenues from call terminations showed a decrease primarily affected by lower termination fees at TMH applied from February 2, 2007. Non-voice revenues increased due to higher data access and corporate services revenues. Equipment sales revenues declined year over year due to lower average handset prices and equipment sales ratio, partially offset by more gross additions. Increase in other revenues is mainly driven by revenues from internal services in 2007.

Operating profit at TMH increased by 6.2%, as total revenues increased by HUF 4.0 bn while operating expenses decreased by HUF 0.7 bn year over year. Operating expenses decreased due to the combined effect of decreased payments to other mobile operators, increased other net operating expenses, employee-related expenses and depreciation and amortization.

Total revenues of T-Mobile MK increased by 9.0% in 2007 mainly due to higher MOU and higher average customer base, partly offset by lower per minute rates. T-Mobile MK’s subscriber base increased by 28.4%, to 1,212,539 including 931,832 prepaid customers on December 31, 2007. T-Mobile MK had 62.3% share in the Macedonian mobile market and mobile penetration was 93.3% at the end of December 2007. Higher voice-wholesale revenues were owing to higher subscriber base of the other two Macedonian mobile operators and higher interconnection prices in 2007. Non-voice revenues increased as a result of higher number of SMSs.

Total operating expenses of T-Mobile MK increased by 6.5% deriving from higher cost of equipment, increased payments to domestic and international operators, higher other net operating expenses and from the growth in agent fees, partially offset by decrease in depreciation and amortization.

Total revenues of T-Mobile CG amounted to HUF 17.2 bn in 2007 compared to HUF 13.4 bn in 2006. This increase was attributable to the significantly higher number of customers, partly offset by lower MOU and lower per minute fees. Voice-wholesale revenues were positively hit by the change in interconnection fee with Promonte from February 2007 and with T-Com CG from June 2007. The growth in visitor revenues reflects a strong increase in visitor minutes.

Operating profit at T-Mobile CG significantly increased driven by higher increase in revenues than in operating expenses. The growth in operating expenses was driven by the increase in payments to both fixed line and mobile operators, higher employee-related expenses and cost of equipment, partly compensated by lower depreciation and amortization as well as lower other net operating expenses.

T-Systems segment

T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, T-Systems Hungary, Integris, BCN Group and KFKI Group.

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Voice revenues	22,481	17,351	(22.8)
SI/IT revenues	23,555	41,434	75.9
Other revenues	19,333	20,147	4.2
Total revenues	65,369	78,932	20.7
EBITDA before special influences	16,033	13,646	(14.9)
EBITDA	15,745	11,833	(24.8)
Operating profit	12,134	5,966	(50.8)
Gross additions to tangible and intangible fixed assets	5,853	3,316	(43.3)

The strong increase of 20.7% in the revenues of T-Systems segment primarily resulted from higher SI/IT revenues reflecting the consolidation effect of KFKI Group and T-Systems Hungary revenues in 2007. This increase was partly offset by lower voice retail revenues due to lower usage.

Despite the considerable revenue growth, operating profit dropped by 50.8% due to higher subcontractor expenses, employee-related expenses, depreciation and amortization and other operating expenses-net. Operating costs of the segment in 2007 include a HUF 1.5 bn bad debt expense reflecting the likely loss to be incurred as a result of the early termination of a long term IT outsourcing contract by a large corporate customer.

HQ and shared services segment

HQ and shared services segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

HUF millions	Year ended Dec 31, 2006	Year ended Dec 31, 2007	Change (%)
Total revenues	26,397	23,737	(10.1)
EBITDA before special influences	(14,983)	(15,497)	3.4
EBITDA	(20,813)	(28,799)	38.4
Operating profit	(24,815)	(33,605)	35.4
Gross additions to tangible and intangible fixed assets	6,210	5,266	(15.2)

The Headquarters and shared services segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Revenues of the segment decreased mainly due to less marketing services provided internally within the Group. Operating expenses of HQ segment significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Higher negative operating results were mainly due to increase in employee-related expenses driven by higher severance expenses and higher investigation related costs in 2007.

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2007 – December 31, 2007
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mMKD 21,195	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
Pro-M	5,200	100.00%	100.00%	L
Investel	4,453	100.00%	100.00%	L
BCN Rendszerház	3,500	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
Dataplex	900	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
T-Systems Hungary	500	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
Origo	282	100.00%	100.00%	L
KFKI-LNX	220	100.00%	100.00%	L
IQSYS	211	100.00%	100.00%	L
TeleData	39	50.98%	50.98%	L
Kitchen Budapest	25	100.00%	100.00%	L
ProMoKom	23	100.00%	100.00%	L
M Factory	20	92.00%	92.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Adnetwork	5	100.00%	100.00%	L
Matáv	4	100.00%	100.00%	L
Axelero	4	100.00%	100.00%	L
MatávKábel TV	4	100.00%	100.00%	L
IWIW	3	100.00%	100.00%	L
Novatel EOOD	mBGN 5.19	100.00%	100.00%	L
Orbitel	mBGN 12.82	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Novatel Ukraine	mUAH 1.68	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Combridge	mRON 3.29	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	55,741
Future obligations from rental and operating lease contracts	46,069
Future obligation from capex contracts	8,122
Other future obligations	915

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	6,980	6,980	7,008
Group	12,341	12,341	11,723

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	6,980	6,941	6,858	6,744	7,008
Group	12,341	12,365	12,262	11,852	11,723

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Opening (January 1st, 2007)			Closing (December 31st, 2007)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	4.66	4.67	48,557,295	5.73	5.74	59,794,162
Foreign institution/company	79.80	79.99	832,189,613	84.58	84.70	881,942,640
Domestic individual	1.18	1.18	12,261,779	1.58	1.58	16,474,622
Foreign individual	0.01	0.01	142,621	0.02	0.02	186,435
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.24	n.a.	2,456,659	0.14	0.00	1,503,541
Government Institutions	0.18	0.18	1,874,242	0.02	0.02	182,715
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	13.40	13.43	139,714,579	6.67	6.68	69,569,729
Depositaries	0.53	0.54	5,571,427	1.26	1.26	13,091,771
“B” Share	0.00	0.00	1	0.00	0.00	0
Total	100.00	100.00	1,042,768,216	100.00	100.00	1,042,745,615

*Category “Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	2,456,659	1,917,824	1,553,341	1,503,541	1,503,541
Subsidiaries	0	0	0	0	0
Total	2,456,659	1,917,824	1,553,341	1,503,541	1,503,541

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,438,581	59.21	59.30	Strategic owner

TSZ3. Senior officers, strategic employees

			Beginning	End(2)	No. of shares
Type(1)	Name	Position	of assignment		held
SE	Christopher Mattheisen	Chairman-CEO Board Member	December 5, 2006	—	0
BM			December 21, 2006
SE	Thilo Kusch	Chief Financial Officer	October 1, 2006	—	0
BM		Board Member	November 6, 2006
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Dr. Mihály Gálik	Board Member	November 6, 2006	—	1,000
BM	Michael Günther	Board Member	April 26, 2002	—	0
		Remuneration Committee Member
BM	Horst Hermann	Board Member	April 25, 2003	—	400
BM	Rudolf Kemler	Board Member	April 26, 2007	—	0
BM	Frank Odzuck	Board Member	November 6, 2006	—	0
		Remuneration Committee Member
BM	Dr. Ralph Rentschler	Board Member	April 25, 2003	—	0
		Remuneration Committee Member
SBM	Dr. László Pap	Supervisory Board — Chairman	May 26, 1997	—	0
		Audit Committee Member
SBM	Jutta Burke	Supervisory Board Member	April 26, 2007		20
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003		6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member	April 27, 2005	—	0
		Chairman and financial expert
		of the Audit Committee
SBM	Dr. János Illéssy	Supervisory Board Member	November 6, 2006	—	0
		Audit Committee Member
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	176
SBM	Dr. Sándor Kerekes	Supervisory Board Member	November 6, 2006	—	0
		Audit Committee Member
SBM	István Koszorú	Supervisory Board Member	April 26, 2007	—	0
SBM	Konrad Kreuzer	Supervisory Board Member	November 6, 2006	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	320
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	22,533
SE	István Maradi	Chief Technology and IT Officer	April 1, 2007	—	0
SE	István Papp	Chief Officer, Business	October 16, 2007	—	0
		Services BU
SE	György Simó	Chief Officer, Alternative	September 20, 2006	—	0
		Businesses and Corporate
		Development BU
SE	Éva Somorjai	Chief Human Resources Officer	April 1, 2007	—	0
SE	János Winkler	Chief Officer, Consumer	March 1, 2006	—	0
		Services BU
Own share property total:					30,721

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

(2) Members of the Board of Directors and Supervisory Board serve until May 31, 2010, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 2, 2007	Magyar Telekom acquired an additional 2% stake in T-Systems Hungary and strengthened its strategic cooperation with T-Systems Enterprise Services Gmbh
January 2, 2007	Change in the number of Magyar Telekom’s treasury shares
January 5, 2007	No social security number (TAJ) is required for the 2005 dividend payment
January 24, 2007	Dr. Tamás Pásztory, the Chief Human Resources and Legal Officer of Magyar Telekom will leave the company with effect from March 30, 2007
January 25, 2007	Magyar Telekom has closed the transaction to acquire a 100% stake in Mobilpress
January 25, 2007	Magyar Telekom announced share ownership of senior officers
March 6, 2007	Magyar Telekom introduces naked ADSL
March 22, 2007	The Board of Directors of Magyar Telekom has appointed Éva Somorjai as Chief Human Resources Officer as of April 1, 2007 .
March 22, 2007

The Board of Directors has reviewed the 2006 annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and that of Magyar Telekom Group prepared in accordance with the IFRS, and proposes them for approval to the Annual General Meeting. The Board of Directors also proposes a HUF 70 per share dividend payment for the financial year 2006 for approval to the Annual General Meeting

March 23, 2007	István Maradi has been appointed as Chief Information Officer of Magyar Telekom as of April 1, 2007
April 17, 2007	Hungarian Parliament decides to cease golden share
May 7, 2007	Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2006
May 14, 2007	Magyar Telekom has paid the HUF 1.5bn earn-out payment to the previous owners of KFKI as defined in the Share Purchase Agreement
May 16, 2007	The number of treasury shares held by Magyar Telekom declined from 1,917,824 to 1,789,575 as of May 15, 2007
May 18, 2007	Magyar Telekom announces share ownership of new senior officers
May 25, 2007	Magyar Telekom refinances its two inter-company loans
May 25, 2007	Magyar Telekom Board of Directors proposes further integration steps within the Group
May 29, 2007	Magyar Telekom simplifies the organisational structure of its T-Systems segment
June 19, 2007	Dr. Klaus Hartmann, member of Magyar Telekom’s Board of Directors, has resigned from his position
June 26, 2007	The number of treasury shares held by Magyar Telekom declined from 1,789,575 to 1,779,375 as of June 25, 2007
June 27, 2007	Magyar Telekom files Form 20-F for fiscal year 2006
June 28, 2007	The number of treasury shares held by Magyar Telekom declined from 1,779,375 to 1,768,441 as of June 27, 2007
June 28, 2007	The number of treasury shares held by Magyar Telekom declined from 1,768,441 to 1,745,141 as of June 28, 2007
June 29, 2007

Magyar Telekom’s Extraordinary General Meeting made a decision about the fusion of the access business line split off from T-Online Hungary Co. Ltd. and Magyar Telecom Plc., and the merger of Emitel Co. Ltd. with Magyar Telekom

July 2, 2007	The number of treasury shares held by Magyar Telekom declined from 1,745,141 to 1,553,341 as of June 29, 2007 and to 1,503,541 as of July 2, 2007.
July 31, 2007	General Meeting decision on dividend at MakTel
July 31, 2007	General Meeting decision on dividend at Crnogorski Telekom
August 31, 2007	Magyar Telekom completed the transaction to acquire the remaining 49% in T-Systems Hungary
September 12, 2007	Magyar Telekom announced that the number of Magyar Telekom shares held by JPMorgan Chase Bank fell to 51,840,025, thus decreasing its influence in Magyar Telekom to 4.98%.
September 25, 2007	Magyar Telekom Board of Directors decided to re-shape the Company’s management and organizational structure
September 25, 2007	Magyar Telekom Board of Directors appointed István Papp as Chief Operating Officer of the Business Services Business Unit (T-Systems)
October 1, 2007

The Court of Registry has registered the following: the merger of T-Online Hungary Co. Ltd.’s internet access area into Magyar Telekom Plc; the integration of Emitel Co. Ltd. with Magyar Telekom Plc; and the amendments to the Articles of Association of Magyar Telekom Plc adopted by the Extraordinary General Meeting of the Company held on June 29, 2007

October 1, 2007	Magyar Telekom registered in the public tender of the Republic of Slovenia for the sale of an equity participation in Telekom Slovenije d.d.
October 1, 2007	Magyar Telekom reached an agreement with trade unions on the headcount reduction for 2008
October 16, 2007	Magyar Telekom submitted a non-binding bid for Telekom Slovenije

October 26, 2007	Magyar Telekom shortlisted for the privatization of Telekom Slovenije
November 8, 2007	Magyar Telekom renewed its mobile concession contract
November 15, 2007	Magyar Telekom initiates withdrawal of credit ratings from both Standard & Poor’s and Moody’s
December 3, 2007	Magyar Telekom to exploit international voice wholesale traffic synergies with Deutsche Telekom
December 11, 2007	Dr. György Szapáry, a member of Magyar Telekom’s Supervisory Board and Audit Committee, resigned from his positions
December 20, 2007	Update on Magyar Telekom’s headcount reduction program — costs to be lower than anticipated
January 2, 2008	Number of voting rights at Magyar Telekom Plc. as of December 31, 2007
January 4, 2008	Magyar Telekom files binding bid in the privatization of Telekom Slovenije
January 15, 2008	Magyar Telekom is not selected to continue in the privatization of Telekom Slovenije
January 31, 2008	Rudolf Kemler, a member of Magyar Telekom’s Board of Directors, has resigned from his position as of January 31, 2008
January 31, 2008	Number of voting rights at Magyar Telekom Plc. as of January 31, 2008
February 12, 2008	Makedonski Telekomunikacii signed an agreement to sell its fully owned company Montmak DOO for a consideration of EUR 5 million

Magyar Telekom Plc. publishes its announcements in Magyar Tökepiac.

Change in the organizational structure

The Court of Registry has registered the following: the merger of T-Online Hungary Co. Ltd.’s internet access area into Magyar Telekom Plc; the integration of Emitel Co. Ltd. with Magyar Telekom Plc. From October 1, 2007, Magyar Telekom Plc is the legal successor of Emitel Co. Ltd. and the access business line separated from T-Online Hungary Co. Ltd. The access business area operates under the T-Online brand within the Magyar Telekom Group. The legal successor of the remaining content area of T-Online Hungary Co. Ltd. operates as “[origo]” Co. Ltd.

On its meeting held on September 25, 2007, Magyar Telekom Board of Directors decided to re-shape the Company’s management and organizational structure in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. The new management structure, which is based on a Group operational model structured around customer segments, has been introduced on January 1, 2008. Both the organizational framework and scope of activity of individual business units, and the responsibility spheres of senior management will be affected.

The Board of Directors of Magyar Telekom appointed István Papp as Chief Operating Officer of the Business Services Business Unit (T-Systems). He took up his position on October 16, 2007. In parallel, István Papp became member of Magyar Telekom’s Management Committee.

Dr. György Szapáry, a member of Magyar Telekom’s Supervisory Board and Audit Committee, resigned from his positions as of December 10, 2007.

Declaration of responsibility

We the undersigned declare that to the best of our knowledge all data and information in the attached report are true and correct and the report does not omit any material information necessary for investors to make an informed judgement of Magyar Telekom. We acknowledge that, based on the order of the Capital Markets Act, Magyar Telekom, as an issuer, is responsible for any damage caused by its failure to make a regular or extraordinary announcement or by any misleading announcement made.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, February 13, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: February 14, 2008